Exhibit 12

First Midwest Bancorp, Inc.
Ratio of Earnings to Fixed Charges (1)
(Dollar Amounts in Thousands)

	Years ended December 31,
	2011		2010		2009		2008		2007
Ratio 1 - Including Interest on Deposits
Earnings available for fixed charges:
Income (loss) from continuing operations	$36,563		$(9,684)		$(25,750)		$49,336		$80,159
Add:
Income tax provision	4,508		(28,544)		(50,176)		(13,291)		13,853
Fixed charges	40,936		50,589		91,308		163,680		237,930
Total earnings available for fixed charges	$82,007		$12,361		$15,382		$199,725		$331,942
Fixed charges (2)
Interest on deposits	$27,256		$37,127		$64,177		$110,622		$166,267
Interest on borrowed funds	2,743		3,267		12,569		37,192		55,540
Interest on subordinated debt	9,892		9,124		13,473		14,796		15,025
Total interest expense	39,891		49,518		90,219		162,610		236,832
Portion of rental expense representative of interest factor	1,045		1,071		1,089		1,070		1,098
Total fixed charges	40,936		50,589		91,308		163,680		237,930
Preference security dividend (3)	12,105		40,656		30,267		520		—
Total fixed charges and preferred stock dividends	$53,041		$91,245		$121,575		$164,200		$237,930
Ratio of earnings to fixed charges	2.00	x	0.24	x(4)	0.17	x(5)	1.22	x	1.40	x
Ratio of earnings to combined fixed charges and preferred stock dividends	1.55	x	0.14	x	0.13	x	1.22	x	1.40	x

Ratio 2 - Excluding Interest on Deposits
Earnings available for fixed charges:
Income (Loss) from continuing operations	$36,563		$(9,684)		$(25,750)		$49,336		$80,159
Add:
Income tax provision	4,508		(28,544)		(50,176)		(13,291)		13,853
Fixed charges	13,680		13,462		27,131		53,058		71,663
Total earnings available for fixed charges	$54,751		$(24,766)		$(48,795)		$89,103		$165,675
Fixed charges (2):
Interest on borrowed funds	$2,743		$3,267		$12,569		$37,192		$55,540
Interest on subordinated debt	9,892		9,124		13,473		14,796		15,025
Portion of rental expense representative of interest factor	1,045		1,071		1,089		1,070		1,098
Total fixed charges	13,680		13,462		27,131		53,058		71,663
Preference security dividend (3)	12,105		40,656		30,267		520		—
Total fixed charges and preferred stock dividends	$25,785		$54,118		$57,398		$53,578		$71,663
Ratio of earnings to fixed charges	4.00	x	(1.84	)x(4)	(1.80	)x(5)	1.68	x	2.31	x
Ratio of earnings to combined fixed charges and preferred stock dividends	2.12	x	(0.46	)x	(0.85	)x	1.68	x	2.31	x

(1)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.”
(2)	“Fixed charges” consist of interest on outstanding debt plus one-third (the proportion deemed representative of the interest factor) of operating lease expense.
(3)	This is computed as the amount of the preferred dividend divided by (1 minus the effective income tax rate applicable to continuing operations).
(4)	Earnings for the reporting period were inadequate to cover fixed charges by $38.2 million.
(5)	Earnings for the reporting period were inadequate to cover fixed charges by $75.9 million.